EXHIBIT 99.1

OPERATING AGREEMENT dated July 21, 2005 of ALLIANCE AGE LLC, a limited liability company to be formed in Delaware (the "Company"), and its two members: ALLIANCE DISTRIBUTORS HOLDING INC. ("Alliance"), a Delaware corporation, and AGE INC. ("Age"), a Delaware corporation.

      1.    Formation, Ownership, Etc.

            a.    The sole members of the Company are Alliance and Age.

            b. The members will promptly file a Delaware LLC Certificate of Organization for the Company.

            c. The offices of the Company shall be located c/o the offices of Alliance.

            d. Ownership interests in the Company shall be represented by membership units.

            e. Alliance shall be issued 65 units and Age shall be issued 35 units.

            f. Alliance shall be deemed to have made a $65 in capital contributions to date and Age shall be deemed to have made a $35 in capital contributions to date. Except as set forth elsewhere in this Agreement, no member is required to make any other capital contributions. Capital accounts shall not accrue interest.

            g. Neither member is personally liable for debts or other obligations of the Company.

      2.    Business of the Company; Products, Etc.

            a. The business of the Company is to develop and commercialize Age conceptualized products ("products") that will be listed in a Schedule A that may be agreed to by the members.

            b. The Company shall have sole and exclusive ownership rights to the products.

      3.    Responsibilities of Age and Alliance

            a. Subject to the supervision and control of the Board of Managers and the officers of the Company

                  i. Age shall be responsible for product conceptualization and product development, design and expansion of product line extensions, sourcing third party manufacturers for products, coordination with licensing firms, package and collateral print support for production, and marketing input and direction to support Alliance's sales efforts.

                  ii. Alliance will be responsible for efforts to sell completed products, obtaining purchase orders and financing of all shipments and inventory, marketing plans, financing of purchase orders, the collection of receivables, and overseeing production of products with assistance from AGE.

            b. Neither member guarantees that its efforts to fulfill the mentioned responsibilities will be successful.

      4. The Board of Managers may at any time terminate development and marketing of any one or more products, in which case the Company will sell its interest in the Product to the member that offers to the Company the highest cash up-front price therefore or a mutually agreeable third party license which the party with the controlling interest will have pre-approved by both groups. It is further agreed that such approval not to be unreasonable withheld.

      5.    Fees and Reimbursements:

            a. Alliance shall pay to Age a $4,000 monthly retainer fee ("Monthly Fee") on the first day of each month commencing August 2005, provided, that no fee shall be payable for any month beginning with January 2006 if the Board of Managers determines that no products are then proceeding towards completion at a proper pace. The Company shall credit these fee payments to the capital account of Alliance.

            b. Neither member shall be reimbursed for any expenses, except that Alliance shall reimburse Age for cash payments that are pre-approved by the Board of Managers and that Age makes to unaffiliated third parties on behalf of the Company.

            c. The Company shall credit to the capital account of Alliance any reimbursements that Alliance makes to Age, and any cash payments that Alliance makes to unaffiliated third parties on behalf of the Company.

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      6.    Management

            a. The management of the Company, including the determination of whether and when to make distributions, shall be by a Board of Managers and by officers elected by the Board of Managers. Officers shall the authority that commonly appertains to their respective offices.

            b. The Board of Managers shall be composed of three Managers. Each Manager shall serve until such time as he or she resigns, retires, dies or is replaced (by notice to the Company) by the member that appointed such Manager.

            c. Alliance shall appoint two Managers and Age shall appoint one Manager.

            d. The initial managers are Jay Gelman and David Devor who were appointed by Alliance, and John Gentile who was appointed by Age. The initial officers are Jay Gelman, CEO; Barbara Ras, CFO; and John Gentile (CTO).

            e. No action may be taken at a meeting of the Board of Managers unless all Managers are present, in person or by telephone. Any action to be taken by the Board of Managers shall require affirmative votes from at least a majority of Managers present in person or by telephone at a valid meeting.

            f. Any action to be taken by the Board of Managers may be taken without a meeting if consents in writing setting forth the action to be taken are signed by all of the Managers.

      7. No member may sell or pledge its interest in the Company without the written approval of the other.

      8. The Board of Managers shall have the right to admit new members to the Company. Upon the introduction of each new member to the Company, this Agreement shall be deemed amended to reflect the number of units issued to such new member and the other terms and conditions pursuant to which such new member has been admitted to the Company.

      9. Distributions shall first be allocated among the members to reduce and then eliminate discrepancies in the members' respective capital accounts per each unit they then own, and then in accordance with their units.

      10.   Non-Compete; Confidentiality

            a. Neither member shall directly or indirectly (through its affiliates or otherwise) compete with any aspect of the Business or any Product or hire any person who is or was at any time an employee of the Company, until the end of the 12th month after such member is no longer a member.

            b. This covenant shall be enforceable by decrees of specific performance as well as by such other remedies as shall be available, without requiring the posting of bond or any other security.

            c. Each member shall while it is a member and at all times afterwards maintain the confidentiality of the Company's confidential information and trade secrets, including without limitation the terms and provisions of this agreement. If a person ceases to be a member, he shall forthwith return to the Company all copies of all confidential information in his possession or control.

      11. The Company shall be dissolved and liquidated as required under law or when determined by the Board of Managers.

      12. The Company shall maintain a capital account for each member in accordance with the rules in ss. 1.704-1(b)(2)(iv) of the U.S. Treasury Department Regulations (the "Regulations"), or any successor rules. Capital accounts shall not accrue interest. Except for any special allocations needed to comply with ss. 704(b) and 704(c) of the Internal Revenue Code of 1986, as amended, (the "Code") profits and losses shall be allocated among the members in accordance with their ownership units.

      13. In the event any member unexpectedly receives any adjustments, allocations, or distributions described in ss. 1.704-1(b)(2)(ii)(d)(4), 1.704-1 (b)(2)(ii)(d)(5), or 1.704-1
            (b)(2)(ii)(d)(6) of the Regulations (or any successor rules) that would create an Adjusted Capital Account Deficit for such member, items of Company income and gain shall be specially allocated to each such member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such member as quickly as possible, provided that an allocation pursuant to this section shall be made if and only to the extent that such member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this section were not in the Agreement. For this purpose, the term "Adjusted Capital Account Deficit" means, with respect to any member, the deficit balance, if any, in the member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments (i) increasing the Capital Account by any amounts that the member is obligated to restore or is deemed to be obligated to restore pursuant to Treas. Reg. Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) reducing the Capital Account by the items described in Treas. Reg. Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treas. Reg.
            Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

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      14.   Fiscal Matters; Books and Records

            a. Tax Elections.The Company shall make the following elections on the appropriate tax returns:

                  i. to adopt the calendar year as the Company's fiscal year, if permitted by the Code;

                  ii.   if a distribution of Company property as described in
                        Section 734 of the Code occurs or if a transfer of any membership Unit as described in Section 743 of the Code occurs, on written request of any member, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties;

                  iii. to elect to amortize the organizational expenses of the Company ratably over a period of 60 months as permitted by Section 709(b) of the Code; and

                  iv. any other election that are appropriate and in the best interests of the members.

            b. Neither the Company nor any member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law.

            c. Jay Gelman shall be the "tax matters partner" (the "Tax Matters member") of the Company pursuant to Section 6231(a)(7) of the Code. Such Tax Matters member shall take such action as may be necessary to cause each other member to become a "notice partner" within the meaning of Section 6223 of the Code. Such member may not take any action contemplated by Sections 6222 through 6232 of the Code without the consent of all members but this sentence does not authorize such member to take any action left to the determination of an individual member under Sections 6222 through 6232 of the Code.

      15. This agreement shall be governed in accordance with the internal laws of the state of New York. This Agreement shall be enforceable by decrees of specific performance (without posting bond or other security) and by such other remedies as shall be available. All disputes hereunder shall be resolved exclusively by the state and federal courts in New York City. Service of process shall be effective when served as provided by law or by recognized courier. This Agreement sets forth all agreements of the parties, and may not be changed or terminated orally.

IN WITNESS WHEREOF, the undersigned have signed this Agreement as of the date set forth above.


ALLIANCE DISTRIBUTORS HOLDING INC.


By
   -------------------------


AGE INC.


By
   -------------------------


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